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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

TIMCO Aviation Services, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
887151-20-7
(CUSIP Number)
Lacy J. Harber
LJH, Ltd.
377 Neva Lane
Denison, Texas 75020
(903) 465-6937
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: Lacy J. Harber

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,385,812 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	887151-20-7

1	NAMES OF REPORTING PERSONS: John R. Cawthron

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,385,812 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,385,812 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,385,812 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

71.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

NAMES OF REPORTING PERSONS:
1
TAS Holding, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

xxx-xx-xxxx
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
2
(a) ☑
(b) ☐
SEC USE ONLY:
3
SOURCE OF FUNDS (SEE INSTRUCTIONS):
4
00
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐
CITIZENSHIP OR PLACE OF ORGANIZATION:
6
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

SOLE VOTING POWER:
7
0 shares
SHARED VOTING POWER:
8
0 shares
SOLE DISPOSITIVE POWER:
9
0 shares
SHARED DISPOSITIVE POWER:
10
0 shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
0 shares
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
0.0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14
CO

AMENDMENT TO SCHEDULE 13D
     This Amendment to Schedule 13D (this “Schedule 13D/A”) constitutes Amendment No. 13 to the Schedule 13D, as amended (the “LJH Schedule 13D”), filed by Lacy J. Harber, John R. Cawthron and TAS Holding, Inc.
Item 1. Security and Issuer
     This Schedule 13D/A relates to the common stock, $0.001 par value per share (the “Common Stock”) of TIMCO Aviation Services, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410.
     All percentages of the class of Common Stock used herein are calculated based upon 21,441,040 shares of Common Stock outstanding as of March 31, 2006, as reported by the Issuer in its Form 10-Q for the period then ended.
Item 2. Identity and Background
     This Schedule 13D/A is filed by Lacy J. Harber, John R. Cawthron and TAS Holding, Inc., a Delaware corporation (“Newco” and, collectively, with Messrs. Harber and Cawthron, the “Reporting Persons”). The Reporting Persons have agreed to file this Schedule 13D/A jointly. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in this Schedule 13D/A.
     Lacy J. Harber is the ultimate beneficial owner of all of the 15,385,812 shares of Common Stock that are reported in this Schedule 13D/A as owned of record by LJH, Ltd. (“LJH”). All of such shares of Common Stock are owned of record by LJH, a Texas limited partnership, the sole general partner of which is DLH Management, L.L.C. (“DLH”) and Mr. Harber is the sole managing member of DLH. Mr. Harber is the ultimate beneficial owner of LJH and therefore the ultimate beneficial owner of all of such shares of Common Stock. Mr. Harber has sole dispositive power over all of such shares of Common Stock. LJH has granted to Mr. Cawthron a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Harber therefore shares voting power with respect to such shares with Mr. Cawthron.
     The principal business of LJH is investments and its business address, and the business address of Mr. Harber and of LJH is 377 Neva Lane, Denison, Texas, 75020. Mr. Harber, a self-employed investor, is a citizen of the United States of America.
     John R. Cawthron is the holder of a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer. Mr. Cawthron therefore shares voting power with respect to such shares with Mr. Harber. Mr. Cawthron has no dispositive power with respect to such shares, and disclaims any pecuniary interest in such shares. Mr. Cawthron was elected as a member of the Issuer’s board of directors by action of the board effective February 6, 2006 and became the chief executive officer of the Issuer effective April 20,2006.
     The principal business address of Mr. Cawthron is 623 Radar Road, Greensboro, North Carolina 27410. Mr. Cawthron also serves as managing partner and a director for several Texas-based business ventures ranging from service entities to commercial land development. Mr. Cawthron is a citizen of the United States of America.
     Newco (TAS Holding, Inc.) is a Delaware corporation, formed on April 10, 2006, for the purpose of engaging in the proposed transactions described in Items 4 and 6. Mr. Cawthron is the sole officer and director of Newco. The business address of Newco is 377 Neva Lane, Denison, Texas, 75020.
     During the last five years, none of Mr. Harber, Mr. Cawthron, Newco or LJH has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Persons believe that upon receipt of confirmation of the Special Committee of the Issuer’s board of directors that the Issuer was willing to proceed with negotiations of the transactions described in items 4 and 6 below, they formed a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1 thereunder, with: Owl Creek I, L.P., a Delaware limited partnership (“Owl Creek I”); Owl Creek II, L.P., a Delaware limited partnership (“Owl Creek II”); Owl Creek Advisors, LLC, a Delaware limited liability company that is the general partner of Owl Creek I and Owl Creek II (the “OC General Partner”); Owl Creek Asset Management, L.P. a Delaware limited partnership (the “OC Investment Manager”), which is the investment manager for Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas”), and for Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas II”); and Jeffrey A. Altman. Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II are sometimes referred to collectively in this Schedule 13D/A as the “Owl Creek Investors.” The Owl Creek Investors, the OC General Partner, the OC Investment Manager and Jeffrey A. Altman are sometimes referred to collectively in this Schedule 13D/A as the “Owl Creek Parties.” The Owl Creek Investors and LJH are sometimes referred to collectively in this Schedule 13D/A as the “Investors.”
     The Owl Creek Parties and the Reporting Persons have elected to satisfy their filing requirements with respect to Schedule 13D by making individual filings (one filing for the Reporting Persons and one filing for the Owl Creek Parties) rather than by making a single joint filing. For information regarding the Owl Creek Parties, including information with respect to the Items called for by Schedule 13D, please see the Owl Creek 13D, which is available on the SEC’s website at www.sec.gov.
Item 3. Source and Amount of Funds and Other Consideration
     All shares of Common Stock purchased by LJH have been purchased using personal investment funds on hand or provided by Mr. Harber, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Common Stock owned or to be acquired by LJH. All funds to be provided by LJH for deposit in escrow as described in Items 4 and 6 below will come from the same sources.
     Funds required by Newco for the transactions described in Items 4 and 6 will be provided by capital contributions from LJH and from the Owl Creek Parties pursuant to the Transaction Agreement.
Item 4. Purpose of Transaction
     Newco and the Issuer have resumed their discussions, which were suspended in April 2006, regarding Newco’s proposal that the Issuer agree to merge with Newco in a transaction that would pay holders of the Issuer’s outstanding Common Stock, other than the Investors, cash consideration of $4.00 per share (the “Merger”). A special committee of the Issuer’s board of directors is considering this proposal and the parties are negotiating the terms of a definitive agreement providing for the Merger. Due to the uncertainties inherent in negotiations of this nature, there can be no assurance that binding definitive agreements with respect to these matters will be concluded or that the Merger will occur. Newco reserves the right to withdraw its proposal regarding the Merger at any time prior to the execution of binding definitive agreements with the Issuer.
     If the Issuer enters into an agreement with Newco providing for the Merger and the Merger is consummated, Newco will own 100% of the Common Stock of the Issuer, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, the composition of the board of directors of the Issuer would be changed to include individuals designated by the Investors and the Common Stock would no longer be traded or quoted. The Merger might also result in the occurrence of one or more of the other matters in the list enumerated below. The Merger would be made expressly subject to the conditions that all required filings with the SEC by the Issuer, Newco, LJH and the Owl Creek Parties must have been made, and all related deliveries of documents to the stockholders of the Issuer and passage of notice periods must have occurred, as required under Section 13(e) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.
     Except as described above or in Item 6, the Reporting Persons have no current plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer’s business or corporate structure;
     (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) any action similar to any of those enumerated above.
     LJH intends to continuously review its investment in the Issuer, and, subject to the provisions of the Transaction Agreement referenced at Item 6, may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of resulting in the matters enumerated above. Subject to the Transaction Agreement and compliance with applicable law, LJH may make further purchases of Common Stock from time to time and may dispose of any or all of the Common Stock of the Issuer that it holds. LJH may, alone or with others, pursue further discussions with the Issuer, other stockholders, including the Owl Creek Parties and third parties, with respect to its investment in the Issuer, and may change its intention with respect to any and all matters described in Item 4. To the extent the indebtedness of the Issuer held by the Investors becomes in default in the future, the Investors may exercise their rights as the lenders thereunder. The Reporting Persons may engage in additional discussions with the Issuer’s other lenders regarding the terms of the Issuer’s indebtedness and regarding other matters relating to the Issuer. Subject to the Amended Transaction Agreement, the Reporting Persons may also in the future (although they have no obligation to do so) propose other arrangements or enter into agreements with the Issuer’s other lenders seeking to resolve loan covenant defaults or seeking modifications of terms of the Issuer’s indebtedness to avoid restrictions that limit the availability of funding to the Issuer. If any such agreements are reached in the future, LJH may seek compensation from the Issuer for any actions by LJH with respect to the Issuer’s lenders which benefit the Issuer, which compensation may include the payment of cash or the issuance of additional equity or debt securities of the Issuer.
Item 5. Interest in Securities of the Issuer
     As of the date of this Schedule 13D/A, Mr. Harber beneficially owns 15,385,812 shares of the issued and outstanding Common Stock, constituting 71.76% of the issued and outstanding Common Stock (calculated in accordance with Rule 13d-3(d)). LJH has granted a revocable proxy to vote such shares to Mr. Cawthron. As a result of such proxy, Mr. Cawthron shares the power to vote the Shares. Mr. Harber continues to have sole dispositive power with respect to all of these shares. Other than the shares with respect to which he holds a revocable proxy, as described above, Mr. Cawthron does not beneficially own any other shares of Common Stock.
     In addition to such shares, as of the date of this Schedule 13D/A, Mr. Harber also beneficially owns the following derivative securities of the Issuer: (i) LJH holds a warrant which will allow it to purchase an additional 47,125 shares of authorized but unissued Common Stock (for an aggregate exercise price of $1,885) upon the final maturity of the Issuer’s remaining outstanding 8% senior subordinated convertible PIK notes due 2006 and 8% junior subordinated convertible PIK notes due 2007 (the “LJH Warrant”); and (ii) warrants to purchase an aggregate of shares of 48,183 shares of Common Stock at exercise prices ranging from $42.00 per share to $700.00 per share.
     Other than as described in Item 4 or Item 6 of this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
     Based on the Owl Creek 13D, as amended to June 27, 2006, the Reporting Persons believe that the Owl Creek Parties, or some of them, are the beneficial owners of an aggregate of 3,722,399 shares of Common Stock, representing 17.36% of the outstanding Common Stock. Combined with the 15,385,812 shares of Common Stock owned of record by LJH, LJH and the Owl Creek Investors together own 19,208,211 shares of Common Stock, representing 89.12% of the outstanding Common Stock. LJH and Mr. Harber disclaim any beneficial interest in the Common Stock owned by the Owl Creek Investors and disclaim any beneficial interest in Newco other than to the extent of their pecuniary interest.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     LJH, Newco and the Owl Creek Investors entered into an Amended and Restated Transaction Agreement dated as of April 20, 2006 (the “Transaction Agreement”) which amended and restated the Transaction Agreement dated as of April 10, 2006 (the “Initial Transaction Agreement”). A copy of the Transaction Agreement was filed as Exhibit 99.2 to Amendment No. 12 to the Schedule 13D/A of the Reporting Persons and is incorporated by reference herein. The summary of the Transaction Agreement set forth herein is qualified in its entirety by reference to the full text of the Transaction Agreement.
     In accordance with the Initial Transaction Agreement, LJH entered into an Assignment and Acceptance (the “Assignment and Acceptance”) dated as of April 10, 2006, among Monroe, Fortress and Monroe Investments, Inc., as assignors (collectively, the “Assignors”), and LJH, as assignee, providing for the purchase by LJH of the Restated and Amended Financing Agreement dated April 8, 2005 between the Company, certain of its subsidiaries named therein and Monroe Capital Advisors, LLC as the “Lender” named therein,as amended, which on April 11, 2005 was assigned to Fortress Credit Opportunities I LP (“Fortress”) (the “Monroe/Fortress Facility”), on the terms and conditions stated therein, which terms include a cash payment to Fortress in respect of the principal, accrued interest, fees and expenses of Fortress of an amount of approximately $18.4 million (the “Monroe/Fortress Facility Purchase Price”). The OC Investment Manager, on behalf of some of the Owl Creek Investors, executed and delivered to LJH a Participation Agreement dated as of April 10, 2006 (the “Initial Participation Agreement”) providing for the participation in the Monroe/Fortress Facility by the OC Investment Manager, on behalf of some of the Owl Creek Investors on the terms and conditions stated therein, and its agreement to fund 19.48% of the Monroe/Fortress Facility Purchase Price. These transactions were funded and closed on April 10, 2006.
     The Initial Transaction Agreement, Assignment and Acceptance and the Initial Participation Agreement were filed as exhibits 99.2, 99.3 and 99.4 to Amendment No. 11 to the LJH Schedule 13D. As a condition to LJH’s performance of the Assignment and Acceptance, the Issuer and certain of its subsidiaries executed and delivered to LJH a Ratification Agreement, which was filed as exhibit 99.3 to Amendment No. 11 to the LJH Schedule 13D (the “Ratification Agreement”), confirming the validity of the Monroe/Fortress Facility and waiving and releasing claims against the Assignors and against LJH with respect thereto, among other things. The Initial Transaction Agreement, Assignment and Acceptance, the Participation Agreement and the Ratification Agreement are expressly incorporated herein by reference and the descriptions set forth herein are qualified in their entirety by reference to the full text of such agreements.
     On April 20, 2006, LJH agreed with the Issuer to amend the Monroe/Fortress Facility to resolve the defaults thereunder and provided an additional $6 million subordinated loan pursuant to a Second Amendment to Amended and Restated Financing Agreement between the Issuer and LJH (the “Monroe/Fortress Facility Amendment”) resolving all outstanding defaults, decreasing the interest rate and fees under that facility and providing for the $6 million subordinated loan. Also on April 20, 2006, LJH and the Owl Creek Investors executed Amendment No. 1 to the Initial Participation Agreement (the “Amended Owl Creek Participation”), pursuant to which approximately 20% of the $6 million subordinated loan was funded by the OC Investment Manager. The Amended Owl Creek Participation was filed as Exhibit 99.4 to Amendment No. 12 to the LJH Schedule 13D and is incorporated by reference herein. The summary of the Amended Owl Creek Participation set forth herein is qualified in its entirety by reference to the full text of the Amended Owl Creek Participation. On April 20, 2006 LJH also entered into the related Intercreditor Agreement with CIT. In response to these actions, CIT agreed to amend the terms of the CIT Facility pursuant to an Amendment No. 4 to Financing Agreement between CIT as Agent and sole lender and the Issuer, which has resolved certain existing events of default under the CIT Facility and increased the amount of funding available under that facility.
     As a condition to LJH’s execution, delivery and performance of the Monroe/Fortress Facility Amendment and the making of the $6 million subordinated loan, the Issuer and certain of its subsidiaries executed and delivered to LJH a Ratification Agreement and Release dated April 20, 2006 (the “Ratification and Release”), confirming the validity of the Monroe/Fortress Facility and waiving and releasing claims against LJH and its officers, directors, employees, attorneys, representatives, parents, affiliates, predecessors, successors, or assigns, including the Owl Creek Parties with respect to the Amended Owl Creek Participation. In the Ratification and Release, the Issuer and its subsidiaries and LJH also exchanged mutual releases with respect to the suspended discussions of the proposed merger of Newco and the Issuer, prior securities and lending transactions and related matters. A copy of the Ratification and Release is filed as Exhibit 99.3 to Amendment No. 12 to the LJH Schedule 13D and is incorporated by reference herein. The summary of the Ratification and Release set forth herein is qualified in its entirety by reference to the full text of the Ratification and Release.

     LJH and the Owl Creek Investors intend to enter into an amendment to the Transaction Agreement pursuant to which they will agree to fund Newco with $10,006,524 from which to pay consideration in the proposed Merger to stockholders of the Issuer, representing the product of $4 multiplied by the number of issued and outstanding shares of Common Stock that are not owned by LJH or the Owl Creek Investors, plus the number of shares of Common Stock that are issuable upon the exercise of existing conversion rights by the holders of certain subordinated convertible PIK notes and holders of warrants, options and stock grant rights, including the LJH Warrant referenced in Item 5. Of this amount, LJH anticipates that it will contribute the sum of $8,057,252 (80.52%) and the Owl Creek Investors will contribute the sum of $1,949,272.00 (19.48%).
     It is expected that the ownership of the Newco common stock to be issued to LJH and the Owl Creek Investors will be subject to a Stockholders Agreement that was executed and delivered in connection with the Initial Transaction Agreement and which was attached to Amendment No. 11 to the LJH Schedule 13D as Exhibit 99.6 (the “Stockholders Agreement”). The Stockholders Agreement restricts the transfer of shares of Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Stockholders Agreement set forth herein is qualified by reference to the full text of the Stockholders Agreement. It is also expected that LJH, the Owl Creek Investors and Newco will be parties to a Registration Rights Agreement dated as of April 10, 2006 that was executed and delivered in connection with the Initial Transaction Agreement and which was attached to Amendment No. 11 to the LJH Schedule 13D as Exhibit 99.7 (the “Registration Rights Agreement”). The Registration Rights Agreement enumerates the parties’ rights regarding registration of their Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Registration Rights Agreement set forth herein is qualified by reference to the full text of the Registration Rights Agreement.
     LJH has engaged Mr. Cawthron to advise and represent LJH with respect to its investment in the Issuer and in any discussions undertaken with respect to matters such as those described above at Item 4. LJH has not authorized Mr. Cawthron to enter into binding agreements on its behalf. LJH may compensate Mr. Cawthron from time to time for his actions on behalf of LJH relating to its ownership of the Issuer’s securities upon such terms and conditions as they may agree. The Board of Directors of the Issuer elected Mr. Cawthron as the Chief Executive Officer of the Company in April 2006 at the request of LJH.
     The Transaction Agreement also provides that for a period of 180 days from the execution of the Transaction Agreement, (i) if LJH determines to sell its shares of Common Stock to any person, the Owl Creek Investors may elect to be included in that transaction, (ii) if either of the Owl Creek Investors or LJH receives an offer to purchase their Common Stock, they will first offer it to the other for purchase before they may sell it (iii) each party must consult with the other prior to seeking a buyer of its shares of Common Stock and (iv) none of the Investors may engage in transactions with the Issuer without the prior written consent of the other Investors.
     Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Agreement regarding joint filing of Schedule 13D

99.2	Amended and Restated Transaction Agreement dated as of April 20, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. incorporated by reference to Exhibit 99.2 to Amendment No. 12 to Schedule 13D filed April 24, 2006

99.3	Transaction Agreement dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd. incorporated by reference to Exhibit 99.2 to Amendment No. 11 to Schedule 13D filed April 13, 2006

99.4	Assignment and Acceptance dated as of April 10, 2006, among Monroe Capital Advisors, LLC, Fortress Credit Opportunities I LP and Monroe Investments, Inc., as assignors, and LJH, Ltd., as assignee incorporated by reference to Exhibit 99.3 to Amendment No. 11 to Schedule 13D filed April 13, 2006

99.5	Participation Agreement dated as of April 10, 2006, among LJH, Ltd., and Owl Creek Asset Management, L.P. as assignee, incorporated by reference to Exhibit 99.4 to Amendment No. 11 to Schedule 13D filed April 13, 2006

99.6	Amendment No. 1 to Participation Agreement dated as of April 20, 2006, among LJH, Ltd. and Owl Creek Asset Management L.L.C., incorporated by reference to Exhibit 99.4 to Amendment No. 12 to Schedule 13D filed April 24, 2006

99.7	Ratification Agreement and Release dated as of April 20, 2006 among LJH, TIMCO Aviation Services, Inc. and certain of its subsidiaries., incorporated by reference to Exhibit 99.3 to Amendment No. 12 to Schedule 13D filed April 24, 2006

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2006
LJH, Ltd.

By:	DLH Management, L.L.C.
Its general partner

	By:	/s/ Lacy J. Harber

Lacy J. Harber, President

/s/ Lacy J. Harber Lacy J. Harber

/s/ John R. Cawthron John R. Cawthron

TAS Holding, Inc.

By:	/s/ John R. Cawthron

John R. Cawthron, President

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

99.1	Agreement regarding joint filing of Schedule 13D